SCHEDULE B

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares which were effectuated by the Reporting Person for the benefit of the Cevian Funds within the past sixty (60) days. Unless otherwise noted, such transactions were effectuated in the open market through a broker.

Trade Date	Ordinary Shares Purchased (Sold)	Price ($)*
2025-05-14	470,972	14.38
2025-05-15	53,256	14.58
2025-05-16	53,620	14.65
2025-05-19	31,321	14.65
2025-05-23	1,475,395	14.42
2025-05-27	373,429	14.58
2025-05-28	500,000	14.47
2025-05-29	298,586	14.53
2025-05-30	2,352,590	14.59
2025-06-02	378,929	14.60
2025-06-03	482,356	14.64
2025-06-04	517,603	14.69
2025-06-05	4,172	14.79
2025-06-11	480,995	15.23
2025-06-12	519,005	15.15

* Excluding commissions, SEC fees, etc. (rounded to nearest cent). The Ordinary Shares were purchased using British Pounds. For purposes of this Schedule 13D, a conversion rate of USD $1.35945 for each GBP 1.00 was used.